Form C

Cover Page

Name of issuer:

Nutr, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 4/17/2022

Physical address of issuer:

6649 Reserve ct
Galena OH 43021

Website of issuer:

https://thenutr.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Convertible Note

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$427,640.00	$28,844.00
Cash & Cash Equivalents:	$100,352.00	$14,844.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$384,602.00	$30,754.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$783,046.00	$49,453.00
Cost of Goods Sold:	$263,673.00	$42,869.00
Taxes Paid:	$0.00	$0.00
Net Income:	$53,956.00	($9,828.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Nutr, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Dane Allan Turk	CTO	Nutr Inc.	2018
Jing Long	CEO	Nutr Inc.	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Dane Allan Turk	Cofounder and CTO	2018
Jing Long	CEO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jing Long	25500000.0 Class A voting Shares	51.0
Dane Allan Turk	24500000.0 Class A voting stock	49.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> We are a developmental stage company with limited operating history and revenues.
>
> We are a developmental stage business with limited operating history upon which

investors may base an evaluation of our potential future performance and cannot assure investors when we expect our operations to become profitable. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by entities in the early stages of development. Such risks include, but are not limited to, an evolving business model, developing the business plan and the management of growth. Our future operating results depend on many factors, including demand for our products and services, our ability to generate operating revenues, the level of competition, and the ability of our officers to manage our business, liquidity issues and growth. We must, among other things, sell products and services on a profitable basis, respond to economic and market variables outside our control, respond to competitive developments and continue to attract, retain and motivate qualified employees. As a developmental stage company, we are also subject to risks and or levels of risk that are often greater than those encountered by companies with established operations and relationships. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations and financial condition.

We may be unable to implement our business and growth strategy.

Our business plan, growth strategy and ability to generate revenues and profits is dependent upon our ability to:

- Expand upon our initial customers to other customers in the marketplace;
- develop and provide products and services needed in the marketplace;
- establish, develop and maintain sales and distribution channels for our products and services;
- develop intellectual property;
- develop a customer base;
- develop the organization and systems to support existing and growing clients and customers;
- attract, retain and hire highly skilled management and consultants;
- develop, expand and maintain our brand awareness, product recognition and customer loyalty;
- protect our reputation and customer loyalty;
- establish financial and management systems;
- keep pace with financial and management systems and expenses in concert with our growth;
- adapt and/or modify our business model and strategy;
- obtain adequate financing on acceptable terms to fund our growth strategy; and
- negotiate agreements on terms that will permit us to generate adequate profit margins.

Our failure with respect to any or all of these factors could impair our ability to successfully implement our business plan and growth strategy, which could have a material adverse effect on our results of operations and financial condition.

We may be unsuccessful in managing our growth, which could prevent us from becoming profitable.

While it may not be realized, we are planning for significant growth for the foreseeable future. If we are successful in developing our business plan, our anticipated future growth may place a significant strain on our managerial, financial, human and operational resources. To execute our anticipated growth successfully, we must attract and retain qualified personnel and manage and train them effectively. We must also upgrade our internal business processes and capabilities to create the scalability that a growing business demands. We will be dependent on our personnel and third parties to accomplish this, as well as to effectively market our products to an increasing number of potential agencies, organizations and sales and distribution partners. We will also depend on our personnel to develop next generation software, products and service features, applications, platforms, systems and equipment. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals. We expect to rapidly expand our operations and grow our product development, operations, sales and marketing, technical, support and administrative functions. Our growth will require hiring a significant number of qualified managers, sales personnel, operations, customer service representatives, technical support representatives, software engineers, software developers and other technical personnel. Recruiting, motivating and retaining such personnel will be critical to our success. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities and achieve our expected growth.

We may not achieve the financial projections contained in our business plan.

The economic results contained in any financial projections provided by us were prepared by management and are based on assumptions of future events made by management. Management believes the assumptions are appropriate for the projections. However, unanticipated events or circumstances might occur which would cause actual results to vary, possibly materially, from the projected results.

Accordingly, no assurance can be given that actual results will not vary materially from the projections provided by us, that our projections are feasible or that we will become a successful business operation.

We operate in a highly competitive market, we may face competition from large, well established product manufacturers with significant resources, and we may not be able to compete effectively.

The retail and nutritional industries are characterized by intense and dynamic competition to develop new technologies and proprietary therapies. We may find ourselves in competition with companies that have competitive advantages over us, such as:

- significantly greater name recognition;
- established relationships with distributors, retailers and customers;
- established distribution networks;
- additional product lines, with the ability to offer rebates, discounts, or other incentives;
- greater experience in conducting research and development, manufacturing, obtaining regulatory approval for products, and marketing approved products; and
- greater financial and human resources for product development, sales and marketing, and patent litigation

We may also face increased competition in the future as new companies enter our markets and development of new products continue to accelerate. While we will seek to expand our capabilities to remain competitive, research and development by others may render our product candidates obsolete or noncompetitive. As a result, we may not be able to compete effectively against current and potential future competitors or their products.

If we do not continue to develop, or acquire, and commercialize new products and identify new markets for our products and technology, we may not remain competitive, and our revenues and operating results could suffer.

Our industry is subject to continuous development and product innovation. If we do not continue to innovate and develop new products and applications, our competitive position will likely deteriorate as other companies successfully design and commercialize new products and applications. Accordingly, our success depends in part on developing or acquiring new and innovative applications and identifying new markets for and applications of existing products and technology. If we are unable to develop and commercialize new products, identify and acquire complementary businesses, products or technologies, and identify new markets for our products and technology, our product and technology offerings could become obsolete and our revenues and operating results could be adversely affected.

- To successfully expand our product offerings, we must, among other things:
- develop or acquire new products that either add to or significantly improve our current products;
- sell our products to non-traditional customers;
- identify new markets and emerging technological trends in our target markets and react effectively to change;
- preserve goodwill and brand value with customers

Revenue growth in our business is driven by several factors and one such factor is new product introductions. Our ability to sustain profitability depends on our ability to introduce new products that are adopted by our customers and on the extent to which we can increase revenue and control our costs to be able to leverage our expenses. In addition, we need to be able to counter any unforeseen difficulties, complications, product delays or other unknown factors that may require additional expenditures. Because of the numerous risks and uncertainties associated with our growth prospects, product development, sales and marketing and other efforts, unforeseen litigation expenses, etc., we are unable to predict the extent of our future profitability or losses.

The success and continuing development of our products depends, in part, upon maintaining strong relationships with on-line platforms, distributors, and retailers.

If we fail to maintain our working relationships with on-line platforms, distributors and retailers, our products may not be developed and marketed in line with the needs and expectations of the customers who use and support our products. e. If we are unable to maintain these strong relationships, the development and marketing of our products could suffer, which could have a material adverse effect on our consolidated financial condition and results of operations.

We rely heavily on our sales professionals to market and sell our products, including online sales and marketing expertise. If we are unable to hire, effectively train, manage, improve the productivity of, and retain our sales professionals, our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on our ability to hire, train, manage and improve the productivity levels of our sales professionals. We train our existing and recently recruited sales professionals to better understand our existing and new products and how they can be positioned against our competitors' products. These initiatives are intended to improve the productivity of our sales professionals and our revenue and profitability. It takes time for the sales professionals to become productive following their training and there can be no assurance that the

productive following their training and there can be no assurance that the recently recruited sales professionals will be adequately trained in a timely manner, or that our direct sales productivity will improve, or that we will not experience significant levels of attrition in the future. Measures we implement in an effort to recruit, retain, train and manage our sales professionals, strengthen their relationships with core market physicians, and improve their productivity may not be successful and may instead contribute to instability in our operations, additional departures from our sales organization, or further reduce our revenue and harm our business. If we are not able to improve the productivity and retention of our sales professionals, then our total revenue, profitability and stock price may be adversely impacted.

We may rely on third parties for manufacturing and distribution, and these third parties may not perform satisfactorily.

We do not currently conduct many aspects of manufacturing or distribution. To be able to commercialize our planned products, we may elect to internally develop all of the foregoing or utilize third parties with respect to one or more of these items. Our reliance on these third parties may reduce our control over these activities; however, reliance on third parties does not relieve us of our responsibility to ensure compliance with all required legal, regulatory and scientific standards. Any failure of these third parties to perform satisfactorily and in compliance with relevant laws and regulations could lead to delays in the development of our planned products, including delays in our clinical trials, or failure to obtain regulatory approval for our planned products, if necessary, or failure to successfully commercialize our planned products or other future products. We do not have any corporate experience in establishing these capabilities, and therefore, we may be unsuccessful in achieving commercialization and earning revenues. We believe that setting up the commercialization aspects of a company will take a substantial amount of capital and commitment of time and effort. We may seek development and marketing partners and license our technology to others in order to avoid our having to provide the marketing, manufacturing and distribution capabilities within our organization. There can be no assurance that we will find any development and marketing partners or companies that are interested in licensing our technology. If we are unable to establish and maintain adequate sales, marketing, manufacturing and distribution capabilities, independently or with others, we will not be able to generate product revenue, and may not become profitable.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to our products. For example, we may be sued if any of our products, allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. We may also be subject to liability for a misunderstanding of, or inappropriate reliance upon, the information we provide. If we cannot successfully defend ourselves against claims that our planned products caused injuries, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for any planned products that we may develop;
- injury to our reputation and significant negative media attention; significant costs to defend the related litigation and distraction to our management team;
- substantial monetary award; and
- loss of revenue.

Even in a circumstance in which we do not believe that an adverse event is related to our product, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may interrupt our sales efforts, delay our regulatory approval processes, or impact and limit the type of regulatory approvals our products could receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could harm our business.

We currently maintain product liability insurance coverage, which may not be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Our business plan is unproven.

Our success will depend on our ability to design, create and maintain our applications with the features disclosed in our business plan. We cannot assure Investors that we will be able to accomplish the goals set out in the business plan or to accomplish them in a manner to permit us to operate profitably.

Our inability to raise additional capital if needed in the future, may result in us not being able to fully fund our operations and to otherwise execute our business plan or continue as a going concern.

We may require additional capital in the future and may seek to raise it through the public or private sale of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing. We may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. We currently do not have any binding commitments for, or readily available sources of, additional capital and may not be able to secure any additional capital we may need on terms favorable to us, if at all. We cannot give you any assurance that we will be able to secure the additional capital we may require to continue our operations. To the extent we require additional capital and cannot raise it, we may have to limit our then-current operations and curtail all or certain portions of our business objectives and plans. In addition, should our costs

and expenses prove to be greater than currently anticipated, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses (such as through the acquisition of new products), the depletion of our working capital would be accelerated, intensifying our need for additional capital. If we are unable to obtain the additional capital needed it would have a material adverse effect upon us and may affect our ability to continue as a going concern.

We may not be able to obtain additional financing on terms that are not unduly expensive or burdensome to us or disadvantageous to our existing members.

Even if we are able to raise additional cash or working capital through the public or private sale of debt or equity securities, debt financing or short-term loans, or the satisfaction of indebtedness without any cash outlay through the private issuance of debt or equity securities, the terms of such transactions may be unduly expensive or burdensome to us or disadvantageous to our existing members. For example, we may be forced to sell or issue our securities at significant discounts to market, or pursuant to onerous terms and conditions, including the issuance of preferred equity with disadvantageous dividend, voting or veto, conversion, redemption or liquidation provisions; the issuance of convertible debt with disadvantageous interest rates and conversion features; the issuance of warrants with cashless exercise features; the issuance of securities with anti-dilution provisions; and the grant of registration rights with significant penalties for the failure to quickly register. If we raise debt financing, we may be required to secure the financing with all of our business assets, which could be sold or retained by the creditor should we default in our payment obligations. We also might be required to sell or license our products or technologies under disadvantageous circumstances we would not otherwise consider, including granting licenses with low royalty rates and exclusivity provisions.

Intense competition could reduce our market share and harm our financial performance.

Potential new competitors may enter the market for as well as improved technology above that which technology we deliver. Larger established companies and potential competitors are pursuing market opportunities involving operating platforms, management solutions and specialized portions thereof. These companies and other unknown companies are already in or may enter the markets we operate in and may have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and sales resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching business development and marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, outside contributors, strategic partners and agencies and organizations. Our competitors may develop products and/or services that are equal or superior to ours or that achieve greater market acceptance than ours. It is also possible that new competitors may emerge that rapidly acquire significant market share. We may not be able to compete successfully with these other companies. Our failure to overcome these competitive forces could materially adversely affect our business, results of operations and financial condition, including our ability to expand our operations and offer new products and/or services. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.

We must be able to adapt to rapidly changing market trends and technologies in order to continue offering viable products and services.

Our success will depend largely upon our ability to monitor rapidly emerging or changing technologies; converging industries; and changing and emerging needs of existing and new customers. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a product or service, technology improvements or assimilating and marketing an acquired or developing a new product or service is inherently risky and costly. New products typically require significant time and financial investment to achieve profitability. There can be no assurance that our efforts to introduce new or assimilate acquired products or services will be successful or profitable.

Our future success and profitability depends on the continued services of our key management personnel and our ability to hire additional skilled personnel.

Our future success depends upon the continued service of certain of our key management personnel. The loss of one or more of our key management personnel could materially adversely affect our business, results of operations and financial condition. We cannot assure you that we will be able to retain the services of any of our key executives. If we had to replace any of our key executives, we would not be able to replace the significant amount of knowledge that our key executives have about our operations. In addition, we would be forced to expend significant time and money in the pursuit of a replacement, which would result in both a delay in the implementation of our business plan and the diversion of working capital. Our future success also depends on our continuing ability to attract, hire, efficiently train, and retain skilled marketing and sales personnel to sell our products and services, along with highly qualified technical and managerial personnel. Should we fail in any of these endeavors, our potential to generate revenues will be negatively affected.

We derive, have derived and expect to continue to derive, the substantial majority of our revenue from repeat customers. Any failure of our platform to satisfy customer demands, achieve increased market acceptance or adapt to changing market dynamics would adversely affect our business, results of operations,

financial condition and growth prospects.

We derive, have derived and expect to continue to derive the substantial majority of our revenue from repeat customers. As such, the market acceptance of our products and services is critical to our success. Demand for our product and services is affected by a number of factors, many of which are beyond our control, including the e timing of development and release of new products, features and functionality introduced by us or our competitors, technological change, our ability to maintain our customer base and the growth or contraction of the market in which we compete.

Our products and services may fail to keep pace with rapidly changing technology and evolving industry standards.

The market in which we operate is characterized by rapid, and sometimes disruptive, technological developments, evolving industry standards, frequent new product introductions and enhancements and changes in customer requirements. In addition, both traditional and new competitors are investing heavily in our market areas and competing for customers. As real-time access to internal and external data for sharing, analytics, and rapid response technology continues to evolve, we must keep pace in order to maintain or expand our market position. If we are not able to successfully add staff resources with sufficient technical skills to develop and bring these products to market in a timely manner, achieve market acceptance of our products and services or identify new market opportunities for our products and services, our business and results of operations may be materially and adversely affected.

If we are not able to effectively develop platform enhancements, introduce new products or keep pace with technological developments, our business, results of operations and financial condition could be adversely affected.

Our future success will depend on our ability to adapt and innovate. To attract new customers and increase revenue from our existing customers, we will need to enhance and improve our existing platform and introduce new products, features and functionality. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects and may have interoperability difficulties with our platform or other products. We have in the past experienced delays in our internally planned release dates of new products, features and functionality, and there can be no assurance that these developments will be released according to schedule. If we are unable to successfully develop, acquire or integrate new products, features and functionality or enhance our existing platform to meet the needs of our existing or potential customers in a timely and effective manner, our business, results of operations and financial condition could be adversely affected.

The market opportunity for our products and services may not develop in the ways that we anticipate.

The demand for our products and services can change quickly and in ways that we may not anticipate because the market in which we operate is characterized by rapid, and sometimes disruptive, technological developments, evolving industry standards, frequent new product introductions and enhancements, changes in customer requirements and a limited ability to accurately forecast future customer orders. Our operating results may be adversely affected if the market opportunity for our platform, products and services does not develop in the ways that we anticipate or if other technologies become more accepted or standard in our industry or disrupt our technology platforms.

Product defects could adversely affect our business.

Design defects or errors may cause delays in product introductions and project implementations, damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition. Our technology is highly complex and may, from time to time, contain design defects or errors that may be difficult to detect and correct. Our insurance coverage is not sufficient to protect against all possible liability for defects or errors. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages caused to them arising from the use of our platform and products, even if our liability is limited by a license or other agreement. Claims and liabilities arising from customer problems could also damage our reputation, adversely affecting our business, results of operations and the financial condition.

Implementation and development of our business depend on our ability to obtain adequate funding.

Our technology platform, products and services require ongoing funding to continue the current development and operational plans. Failure to obtain adequate financing will substantially delay our development, slow down current operations, result in loss of customers and adversely impact our results of operations.

As a developmental stage company focused on early adopter customers, we have not fully developed a market and lack brand recognition. We have been primarily focused on early adopter programs.

Our ability to finance operations and to achieve profitability will depend, in large part, on our ability introduce and successfully market our products and services. Market and brand acceptance and recognition

generally require substantial time and effort. In the nutritional and wellness market, customers are highly fraternal, and credibility and reputation are critical. While we believe that our technology, business development, marketing, and sales plan will generate the projections that we have provided, we make no assurances that the markets will be penetrated as planned. Additionally, if it is, we make no assurances regarding the level of penetration required to be successful in helping

us realize a competitive advantage over existing competitors or others who may enter the markets.

Local economic downturn and regional and national economic softness could materially and adversely affect our economic performance.

Our economic performance is subject to all of the risks related to adverse changes in national, regional and local economic and market conditions, including the recent Covid-19 pandemic, economic recessions, inflation, unemployment and interest rates. In the future there may be additional periods of relatively weak economic performance that could reduce demand in the marketplace for our products and services which may have a negative effect on our financial success. Economic and market conditions may also affect our ability to generate new sales, increased revenues and achieve our business plan. Furthermore, if sales of our platform, products and services do not generate sufficient income to meet our operating expenses, our income and results of operations will be significantly harmed.

We rely upon third-parties to provide underlying systems and technology.

We rely extensively on strategic partners and third-party companies to provide the technology, software and hardware development and engineering, and other factors that go into our products. Consequently, the success of our platform, products and services are dependent in large part on the strength and financial condition of others, including the expertise and relationships of those third-parties and technology complexities. We cannot give you any assurance that any third party contractor will continue to provide services to us in a timely or cost-effective manner, or in accordance with our specifications. This could cause delays or interruptions in the availability of our platform, products and services and result in the loss of significant sales and customers. Further, if our relationships with any third-party provider, strategic partners or other partners were to terminate, we would need to either develop alternative relationships or develop our own internal forces to continue to operate or make our platform, products and services available. Even if we are able to develop our internal capabilities, these efforts would take a substantial amount of time and require significant cash and other resources that would be diverted from other uses, if available at all, and could cause delays or interruptions in the availability of our application to customers, which could result in increased costs and in the loss of significant sales or customers, which would adversely impact our business, operating results and prospects. Should we be forced to replace any of these third parties, we cannot give you any assurance that we will be able to develop our own internal capabilities or procure replacement third-party providers. If we fail to develop our internal capabilities or procure replacement third-party providers, our business, operating results and prospects would be harmed as a consequence.

We rely on sales and technology partners for indirect sales in addition to direct channel sales.

In addition to direct channel business development and direct sales activities with prospective and existing end customers, we rely on sales and technology partners for indirect sales which represents additional risks. These indirect sales and technology partners may have existing customer relationships, contractual agreements and specific channel, market, geographic, technology or solution expertise. Consequently, we may not own the contractual relationship with end customers and rely on indirect relationships, which represents risks including sales and technology partner financial stability, technology or solution development and performance, training, implementation, integration, customer support, conflicting priorities, confidentiality and competitive risks.

If we do not appropriately manage our supply chain to maintain sufficient inventory levels and we are unable to deliver our products to our customers in sufficient quantities or on a timely basis, our operating results will be adversely affected.

Our business places stringent demands on our inventory forecasting and production planning processes. If we fail to meet tight shipping schedules, we could damage our relationships with customers, incur additional fees charged by our customers and cause sales opportunities to be delayed or lost. In order to meet these deadlines, we may incur additional shipping costs. To deliver products to these customers on a timely basis, we need to maintain adequate inventory levels of the desired products. Disruptions in our supply chain, including inability or delay in obtaining raw materials, equipment or other supplies of any nature, result in delays in our receipt of inventory, therefore impacting our ability to meet customer demand. We face logistical challenges related to the lack of availability of truckers, containers and shippers. These challenges can result in significant increases in transportation costs in order to maintain sufficient inventory and directly impacts our cost of goods and therefore our margins. These supply chain disruptions have increased as a result of the COVID-19 pandemic and we expect them to continue in 2022. Conversely, at the time we place factory orders, we may not have firm orders from customers or a complete understanding of what consumer demand for those products will be. If our inventory forecasting processes are not accurate, it may result in inventory levels in excess of the levels forecasted and we may not have sufficient space at our distribution center to accommodate excess inventory. As a result, we could be required to record inventory write-downs for excess and obsolete inventory or incur additional expense for storage of excess inventory, which would adversely affect our operating results.

Our ability to grow and compete will be harmed if we do not successfully satisfy consumer preferences, enhance existing products, develop and introduce new products, and successfully market and achieve acceptance of our products.

Our business and operating results depend largely upon providing our customers with products that appeal to the end consumer. Consumer preferences are

with products that appeal to the end consumer. Consumer preferences are constantly changing, particularly among parents whom are often the end purchasers of our products. Our success largely

depends on our ability to identify emerging trends in the infant and juvenile health, safety and wellness marketplace, and to design quality products that address consumer preferences and prove safe and cost effective. Our ability to maintain and increase our current market share will depend upon our ability to anticipate changes in consumer preferences and satisfy these preferences, enhance existing products, develop and introduce new products, grow existing distribution channels and seek additional distribution channels for these products, successfully market the products and, ultimately, achieve consumer acceptance of these products. A failure to achieve market acceptance of our products could harm our ability to grow our business.

Increases in the cost of materials or labor used to manufacture our products could decrease our profitability and therefore negatively impact our business and financial condition.

Because our products are manufactured by third-party suppliers, we do not directly purchase the materials used in the manufacture of our products. However, the prices paid by us to these suppliers could increase if raw materials, labor, or other costs increase, including tariffs, export taxes and other such costs. If we cannot pass these increases along to our customers, our profitability will be adversely affected.

As a manufacturer of consumer products, we are subject to various government regulations and may be subject to additional regulations in the future, violation of which could subject us to sanctions or otherwise harm our business.

In addition, we could be the subject of future product liability suits, product recalls, and other claims relating to the use of our products, which could harm our business. Because we produce infant and juvenile health, safety and wellness consumer products, we are subject to significant government regulation and face product liability risks relating to consumer use of our products. We must comply with a variety of state and federal product safety and product testing regulations. In particular, our products are subject to the Consumer Product Safety Act, the Federal Hazardous Substances Act ("FHSA") and the Consumer Product Safety Improvement Act ("CPSIA"), which empower the Consumer Product Safety Commission (the "CPSC"), to take action against hazards presented by consumer products. With expanded authority under the CPSIA, the CPSC has and continues to adopt new regulations for safety and products testing that apply to our products. These regulations have or likely will significantly increase the regulatory requirements governing the manufacture and sale of children's products and increase the potential penalties for noncompliance with applicable regulations. The CPSC has the authority to exclude from the market and recall certain consumer products that are found to be potentially hazardous. Consumer product safety laws also exist in some states and cities within the United States and in Canada and Europe, as well as certain other countries. If we fail to comply with these laws and regulations, or if we face product liability claims, we may be subject to damage awards or settlement costs that exceed any available insurance coverage, and we may incur significant costs in complying with recall requirements. We maintain a quality control program to help ensure compliance with applicable product safety requirements. Nonetheless, we have experienced, and may in the future experience, issues in products that may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities. A product recall could have an adverse effect on our results of operations and financial condition, depending on the product affected by the recall and the extent of the recall efforts required. A product recall could also negatively affect our reputation and the sales of other products. Furthermore, concerns about potential liability may lead us to voluntarily recall selected products. Complying with existing or new regulations or requirements could impose increased costs on our business operations, decrease sales, increase legal fees and other costs, and put us at a competitive disadvantage compared to other manufacturers not affected by similar issues with products, any of which could have an adverse effect on our financial condition. Similarly, increased penalties for non-compliance could subject us to greater expense if our products were found to not comply with such regulations. In addition to product liability risks relating to the use by consumers of our products, we also must comply with a variety of state and federal laws and regulations which prohibit unfair or deceptive trade practices, including dissemination of false or misleading advertising. While we take steps that we believe are necessary to comply with these laws and regulations, there can be no assurance that we will always be in compliance. Compliance with these various laws and regulations could impose significant costs on our business if we fail to comply and could result in monetary liabilities and other penalties and lead to significant negative media attention and consumer dissatisfaction, which could have an adverse effect on our business, financial condition and results of operations.

At such time as we generate revenues, we anticipate our financial results will fluctuate from quarter to quarter, which makes them difficult to predict.

Once we begin to generate revenues, we expect that our quarterly financial results will fluctuate. Additionally, we have a limited operating history. With the current scale of our business, it is difficult to forecast our future results. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- our ability to maintain and grow our user base;

- our ability to attract and retain customers in a particular period;

- seasonal fluctuations in spending by our customers;

- delays by our vendors resulting in delays to customers and in revenue recognition;

- the development and introduction of new products or services by us or our competitors;

- increases in marketing, sales, technical development and R&D and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

- our ability to maintain gross margins and operating margins;

- adverse litigation judgments, settlements or other litigation-related costs;

- changes in the legislative or regulatory environment, including with respect to privacy, or enforcement by government regulators, including fines, orders or consent decrees;

- fluctuations in market values and interest rates; and

- changes in business or macroeconomic conditions.

If our internal controls and procedures fail, our financial condition, results of operations and cash flow could be materially and adversely affected.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our ability to report our financial results on a timely and accurate basis could be adversely affected by a failure in our internal control over financial reporting. If our financial statements are not fairly presented, Investors may not have an accurate understanding of our operating results and financial condition. In addition, a failure in our internal control over financial reporting could materially and adversely affect our financial condition, results of operations and cash flow.

Uncertainty exists in the application of various laws and regulations to our business and we may become subject to new laws or regulations that are applicable to our business.

We operate in a regulatory climate which is new and evolving and to which there may be future uncertainty as to the application of various laws and regulations to our business. Although we do not believe that existing laws or regulations materially and adversely impact us, our business could be significantly affected by different interpretations or applications of existing laws or regulations, future laws or regulations, or actions or rulings by judicial or regulatory authorities. Our operations may be subjected to adoption of new laws or regulations applicable to our business and/or expansion or interpretation of various existing laws and regulations affecting our business. Compliance with these laws and regulations may subject us to licensing, claims, judgments and remedies at an undeterminable and possibly significant initial and annual expense. These additional expenditures may increase our administrative costs impacting our future overhead, thereby potentially reducing our future results of operations. The adoption of additional laws or regulations may decrease the popularity or impede the expansion of or restrict our present business practices, require us to implement costly compliance procedures or expose us and/or our customers to potential liability.

We may be considered to "operate" or "do business" in states where our customers conduct their business, subjecting us to regulatory and other oversight, possibly resulting in regulatory action. In the event any state's regulatory requirements impose state specific requirements on us or include us within an industry-specific regulatory scheme, we may be required to modify our marketing programs in that state in a manner that may undermine the program's attractiveness to consumers or dealers. In the alternative, if we determine that the licensing and related requirements are overly burdensome, we may elect to terminate operations in that state. In each case, our business, results of operations and financial condition could be materially and adversely affected. We have identified below areas of government regulation, which if changed or interpreted to apply to our business, we believe could be costly for us.

Failure to comply with various data privacy laws, rules and regulations and may result in an action against us.

Various laws, rules and regulations govern the collection, use, retention, sharing and security of data that we receive from our users, customers and affiliates. In addition, we have and will post on our website our own privacy policies and practices concerning the collection, use and disclosure of user data and personal information. Any failure, or perceived failure, by us to comply with our posted privacy policies, Federal Trade Commission requirements or orders or other federal or state privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others. Further, failure or perceived failure by us to comply with our policies, applicable requirements, or industry self-regulatory principles related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of user confidence in us, damage to our brand, and ultimately in a loss of customers. We cannot predict whether new legislation or regulations concerning data privacy and retention issues related to our business will be adopted, or if adopted, whether they could impose requirements that may result in a decrease in our user registrations and materially and adversely affect our revenues, results of operations and financial condition.

We may be exposed to liability over privacy concerns. Any penetration of our

We may be exposed to liability over privacy concerns. Any penetration of our network security or misappropriation of our customers' data could subject us to liability.

Claims could also be based on other misuses of misappropriated customer data or personal information, such as for unauthorized marketing purposes. Theft of customer data or profile information or actual physical location and resulting fraud, injury or death may serve as the basis for additional claims. These claims could result in litigation, which could divert management's attention from the operation of our business and result in the imposition of significant damages. We could also incur expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

Interruptions or failures in third party information technology platforms, communication systems, satellite systems or security systems and trend of growing cyber attacks from domestic and foreign bad actors could materially and adversely affect our business, results of operations or financial condition.

Our third-party information technology platforms, communications systems and satellite systems are susceptible to outages and interruptions due to fire, flood, earthquake, power loss, telecommunications failures, cyber-attacks, terrorist attacks, failure of redundant systems and disaster recovery plans and similar events. Such outages and interruptions could damage our reputation and harm our operating results. Despite our network security measures, our third-party information technology platforms are vulnerable to computer viruses, worms, physical and electronic break-ins, sabotage, and similar disruptions from unauthorized tampering, as well as coordinated denial-of-service attacks. In the event of delays or disruptions to services we rely on third-party providers and/or government agencies to perform disaster recovery planning and services on our behalf. We are vulnerable to extended failures to the extent that planning and services are not adequate to meet our continued technology platform, communication or security systems' needs. We also risk evolving or rapidly changing cyber security compliance, regulation and/or implementing new measures and standards requiring extensive development, third party expertise, increased development and operational costs or delays affecting contractual agreements and revenues. We also rely on third-party providers for our primary and secondary internet connections. We have

little or no control over these third-party providers. Any disruption of the services they provide us or any failure of these third-party providers to effectively plan for increases in capacity could, in turn, cause delays or disruptions in our services.

Our Business Continuity May be Severely Impacted

Various force majeure events, including acts of God, natural disasters like fire, flood or earthquakes, wars, terrorist acts, outbreaks of infectious disease, epidemic, pandemic or other serious public health concern, cyber-attacks, technology and/or power failures, labor strikes, or geopolitical or other extraordinary, or other unforeseen circumstances or events, may materially disrupt the our business and operations, or the business and operations of any counterparty or service provider to us, and we may be adversely affected thereby. For example, if a significant number of our personnel were to be unavailable in a force majeure event (such as war, terror attack or an outbreak of infectious disease or other pandemic), or if one or more of our counterparties or service providers were significantly impacted by their own business continuity issues, our ability to effectively conduct our business could be severely compromised. In addition, the cost to us, resulting from such force majeure event could be considerable. While we have adopted certain policies and procedures designed to restore and/or continue our business and operations in such situations, there is no guarantee that such policies and procedures will be effective in any of such situations or will be implemented in time, and we may be adversely affected thereby.

We could experience Significant Market Disruption Events and Geopolitical Risks

It is possible that as a result of war, terrorist act, natural disaster, outbreaks of infectious disease, epidemic, pandemic or other serious public health concern, or geopolitical or other extraordinary or unforeseen circumstance or event (a "Market Disruption Event"), one or more of these markets may cease operating for a limited or indeterminate period of time. In addition, governmental or regulatory authorities may impose trading restrictions that could adversely affect our ability to effectively conduct our business. In that event, it may be difficult for us to trade and/or value the positions that trade in the affected markets, and we may be exposed to significant movements in the perceived value of our business and/or products. Additionally, Market Disruption Events may have a substantial effect on our business and financial condition, the business and financial condition of our customers, economies and securities markets and the ability of our customers to purchase and/or pay for our products or services, and such factors could adversely the value of our business or our ability to continue as a going concern. Market Disruption Events could also have a direct physical impact upon our business and operations, including the destruction of our facilities and/or loss of life to key personnel.

Coronavirus and Other Global Health Events

Epidemics, pandemics and other widespread public health problems could adversely affect our business. For example, in late 2019, a novel virus started causing a disease ("COVID-19") with severe acute respiratory syndromes in humans, at times with serious health complications that sometimes result in death. What began as a local outbreak in Wuhan, China, spread globally over the course of weeks, stressing advanced healthcare systems of Western countries and resulting in financial disruptions to an extent that remains unclear. On March 11, 2020, the World Health Organization assessed that the outbreak can be characterized as a pandemic. Despite many countries and the U.S. imposing various measures to control the spread of COVID-19 including restricted travel,

periodic lockdowns to non-essential businesses, social distancing, mask requirements, quarantines, and other measures, COVID-19 has impacted the global and U.S. economies. As of February 28, 2021, the U.S has experienced over 28.7 million confirmed COVID-19 cases and over 516,000 deaths. While the U.S. anticipates to have enough vaccine supply to support the entire population by August 2021 or sooner, health experts have estimated that 70 to 90 percent of the population would need to be vaccinated or have been infected with COVID-19 to achieve herd immunity. This may further be complicated given the reluctance for vaccination among a portion of the population and a rise in various COVID-19 variants potentially extending the pandemic duration. As the potential impact on global markets from COVID-19, or future epidemics, pandemics or other health crises, is impossible to predict, the extent to which any such crisis may negatively affect our business or the duration of any potential business disruption is uncertain. Precautions or restrictions imposed by governmental authorities and public health departments related to this pandemic are expected to result in indeterminate periods of decreased economic activity throughout the U.S. and globally, including reduced or ceased business operations, delayed government or organization contract awards; current or future fiscal budgets; delayed or affect future government grants; or decline in international trade and shortages of supplies, goods and services. COVID-19, or future epidemics, pandemics or other health crises may delay or impact contractual obligations and delay revenue as we work with early customers to determine product requirements; or agree to the timing of contractual software and feature releases, customer training, and completed equipment, sensor, device or systems integration milestones and customer delivery dates; including development or integrations, trainings and implementations conducted with technology, sales or distribution partners and consultants. An outbreak such as COVID-19, and the reactions to such an outbreak, are expected to cause uncertainty in the markets and businesses and are generally expected to adversely affect the performance of the U.S. and global economy, including market volatility, market and business uncertainty and closures, supply chain and travel interruptions, the need for employees to work at external locations and extensive medical absences among the workforce. As a reaction to such an outbreak, it is possible that governmental fiscal and economic measures will lead to an increase in spending and other forms of financial stimuli, and it is difficult to predict what effect such measures will have on the U.S. and global economies. The impact that pandemics and other public health events will have on our business and performance is uncertain, and it will depend to a large extent on future developments and new information that may emerge regarding the duration and severity of the coronavirus, COVID-19 or other health crisis, and the actions taken by authorities and other entities to contain such crisis or treat its impact, all of which are beyond our control.

The steps taken by us to protect our proprietary rights may not be adequate, which could have a material adverse effect on our business, results of operations and financial condition.

Our success depends, in part, upon our ability to maintain the proprietary nature of our products and services and the proprietary information of others with whom we have or intend to conduct business. We rely on a combination of patent, patent pending, copyright, trademark and trade secret laws, nondisclosure and other contractual agreements and technical measures to protect our intellectual properties. We cannot give you any assurance that these laws, provisions and/or technical measures will provide sufficient or complete protection to us, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our proprietary products and/or services without authorization. If we fail to protect our proprietary rights, other companies might appropriate these rights and introduce products or services that compete with us, without paying us for our proprietary products and/or services. Policing unauthorized use of our proprietary products and services and other intellectual property rights could entail significant expense and could be difficult or impossible. This could have a material adverse effect on our business, operating results and financial condition.

We may not be able to protect our intellectual property, and we may be liable for infringing the intellectual property of others.

Third parties may infringe or misappropriate our intellectual property, which could have a material adverse effect on our business, results of operations or financial condition. While we enter into confidentiality agreements with our material employees, guides, consultants and strategic partners, and generally control access to and distribution of our proprietary information, the steps we have taken to protect our intellectual property may not prevent misappropriation. Similarly, we cannot give you any assurance that we will not be required to defend against litigation involving third parties asserting infringement claims against us. These claims and any resultant litigation, should it occur, could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims. Legal and accounting costs relating to prosecuting or defending infringement litigation may be substantial.

Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We intend to rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, pending United States patent applications for our products may not be approved, may not issue as patents in a form that

for our products may not be approved, may not issue as patents in a form that will be advantageous to us, or may issue and be subsequently successfully challenged by others and invalidated. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. The patents we own may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage, and competitors may be able to design around our patents or develop products which provide outcomes which are comparable to ours. Although we have and will plan on taking steps to protect our intellectual property and proprietary technology, including entering into confidentiality agreements and intellectual property assignment agreements with our officers, employees, consultants, development partners, and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of such agreements. We will rely on our trademarks, trade names, and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. However, our trademark applications may not be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. If our trademarks are successfully challenged we could be forced to rebrand our products, which could result in loss of brand recognition and require us to devote substantial resources to the advertising and marketing of new brands. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks; enforcing intellectual property rights against infringement by competitors may be costly, difficult and time consuming, even if successful, and could divert our management's attention. We may not have sufficient resources to enforce our intellectual property rights or to defend our intellectual property rights against a challenge or infringement.

Any lawsuit, whether initiated by us to enforce our intellectual property rights or by a third-party against us alleging infringement or challenge to our intellectual property rights, may cause us to expend significant financial and other resources, and may divert our attention from our business and adversely affect our business, operating results and prospects.

Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Our success will also depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, our development, manufacture and sale of such products and services could be severely restricted or prohibited. In addition, our competitors may independently develop similar technologies. Because of the importance of our patent portfolio and unpatented proprietary technology to our business, we may lose significant revenue and/or market share to competitors if we fail to properly protect our patent rights. As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. Claims may be made that our products, services and methods are covered by patents held by competitors. Some competitors most likely will have considerable resources available to them to engage in this type of litigation. We, on the other hand, are a developmental stage company with comparatively few resources available to us to engage in costly and protracted litigation. Because some patent applications are
maintained in secrecy for a period of time after they are filed, there is a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe upon a third-party patent once that patent is issued. In addition, competitors may assert that future products and services we may market infringe their patents. A patent infringement suit or other infringement or misappropriation claim brought against us or any of our strategic partners or licensees may force us or any of our strategic partners or licensees to stop or delay developing, manufacturing or selling potential products and services that are claimed to infringe a third-party's intellectual property, unless that party grants us or any strategic partners or licensees rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products and services. However, we may not be able to obtain any such licenses on acceptable terms, if at all. Even if we or our strategic partners or licensees were able to obtain rights to a third-party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or services, or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business. In any infringement lawsuit, a third party could seek to enjoin or prevent us from commercializing our existing or future products, and/or may seek damages from us, and any such lawsuit would likely be expensive for us to defend. A court may determine that patents held by third parties are valid and infringed by us and we may be required to:

- pay damages, including but not limited to treble damages and attorneys' fees, which may be substantial;

- cease the development, manufacture, use and sale of products and services that infringe the patent or other intellectual property rights of others, through a court-imposed injunction;

- expend significant resources to redesign our technology so that it does not infringe others' patent rights, or develop or acquire non-infringing intellectual property, which may not be possible;

- discontinue utilizing, integrating, reselling, manufacturing or other processes incorporating infringing technology; or

incorporating infringing technology; or

- obtain licenses to the infringed intellectual property, which may not be available to us on acceptable terms, if at all. Any development or acquisition of non-infringing products, technology or licenses could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we are required to, but cannot, obtain a license to valid patent rights held by a third-party, we would likely be prevented from commercializing the relevant product. We believe that it is unlikely that we would be able to obtain a license to any necessary patent rights controlled by companies against which we would, directly or indirectly, compete. If we need to redesign products to avoid infringing third-party patents, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, manufacturing or other information related to the redesigned product and, ultimately, in obtaining regulatory approval.

Your investment in the Convertible Notes is a long-term investment.

Investors should be aware of the long-term nature of their investment in the Company. Prospective investors will be required to represent in writing that they are purchasing the Convertible Notes for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of the Convertible Notes must be willing and able to bear the economic risk of their investment for an indefinite period of time.

The Purchase Price for the Convertible Notes was determined arbitrarily may not bear a reasonable relationship to the value of the Common Stock.

The Purchase Price for the Convertible Notes has been determined solely by us. The determination of the Purchase Price was arbitrary and is not an indication of the value of the Common Stock or the underlying Common Stock or the assets or our earnings and it bears no inherent relationship to our assets, book value, net income or any other recognized measure of value.

The Investors will not have a controlling voice in the Company in making major decisions.

The holders of Convertible Notes will not control a majority of our issued and outstanding Stock. Such purchasers, either individually or as a collective group, will not have the ability to control our actions in major decisions.

The Securities are not registered with the Securities and Exchange Commission.

The Securities will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state's blue-sky laws in reliance upon exemptions contained in the Securities Act and in such laws. The Securities may not be resold unless they are registered thereunder or an exemption from registration is available. Holders of Securities have no right to require the registration of the Convertible Notes or underlying Common Stock. The exemption from registration of the Securities in accordance with applicable provisions of the securities laws of the United States and state law cannot be guaranteed. Neither the SEC, any state nor any of their agencies have reviewed or passed upon the merits of the Convertible Notes or Common Stock or the accuracy of this Agreement.

The Offering is not registered with the SEC or state securities authorities and there will be no regulatory review or approval of the sale of the Common Stock.

The Offering of will not be registered with the SEC under the Securities Act or the securities agency of any state and no such agency will review or pass upon the sale of the Common Stock. The Convertible Notes are being offered in reliance on certain exemptions from the registration provisions of the Securities Act and state securities laws applicable only to offers and sales to investors meeting the suitability requirements set forth in the Subscription Agreement to which these Risk Factors are attached. No governmental regulatory agency has or will review or pass upon the sale of the Common Stock. As such, prospective investors will not have the benefit of review by the SEC or any state securities regulatory authority. Therefore, you are assuming the task and the risks of assessing the adequacy of disclosure and the fairness of the terms of this Offering on your own, or in conjunction with your personal advisors.

If we fail to comply with state, federal and international securities laws we may be subject to a rescission action.

The Securities are being offered, and will be sold, to investors in reliance upon certain exemptions from the registration requirements provided in the Securities Act and state securities laws, or "Blue-Sky" laws. If we fail to comply with the requirements of these exemptions, it is possible that Investors may be entitled to seek rescission of their purchase of the Securities, if they so desire. It is possible that one or more investors seeking rescission would succeed. This might also occur under the applicable "Blue-Sky" laws and regulations in states where the Securities will be offered without registration or qualification pursuant to a private offering or other exemption. If a number of investors were successful in seeking rescission, we would face significant financial demands, which could adversely affect us as a whole.

Our failure to comply with federal, state and relevant international securities law and regulations in connection with this Offering could subject us to enforcement actions and impair our ability to raise capital in the future.

We are relying upon exemptions from the registration provisions of federal, state and relevant international securities laws in this Offering. In relying upon such exemptions we have the burden of compliance with such laws for this Offering. If for any reason we fail to comply, we may, among other things, be subjected to both investigations and administrative actions by federal, state or foreign agencies or actions for rescission or for damages. Such actions, if commenced, could have a material adverse effect on our ability to raise necessary capital in the future. While we endeavor to fully comply with all such laws, there is no assurance

that any non-compliance will not have material adverse effect on us.

To satisfy the requirements of applicable securities laws there is limited transferability and liquidity in the Securities.

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform to applicable state securities laws, each investor must acquire the Securities for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Securities. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from us, limitations on the percentage of securities sold, and the manner in which they are sold.

No assignment, transfer or disposition of any Securities may be made unless we receive an opinion of counsel provided at the holder's expense, in a form satisfactory to us stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal, state or foreign securities laws and regulations.

Our Securities have no public market and no assurance can be given that any public market will ever develop, or if developed that any such market will be sustained.

The Securities have not been registered under the Securities Act, and are being offered in reliance upon exemptions from the registration requirements thereunder in a manner that is intended to comply with the requirements of Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, and are only being offered hereunder to "accredited investors" as defined in the Securities Act. The Securities cannot be sold, transferred, pledged, hypothecated, assigned or otherwise disposed of, and unless they are registered under the Securities Act, or if in the opinion of counsel, satisfactory to us, such sale, transfer, pledge, hypothecation, assignment or disposition is exempt from such registration requirements. We have no current intent to file a registration statement with respect to the Securities and we have not made any representations with respect to the future filing of any registration statement or with respect to effectuating any public offering for the Securities. There is currently no trading market for the Securities and it is not anticipated that a trading market will ever develop. Accordingly, even in the absence of the foregoing restrictions on transfer, it is unlikely that an investor will be able to readily dispose of the Securities or pledge them as collateral for a loan. Consequently, the Securities are suitable only for long-term investment by persons with no need for liquidity and who can absorb the loss of their entire investment.

The Securities offered by the Company lack liquidity and transferability.

There is no active secondary market for security holders to either purchase or sell their Convertible Notes or Common Stock. We are not responsible for supporting or maintaining a market for the Securities. As a result, investors may be unable to sell or transfer their Securities indefinitely and thus may be unable to realize any profit on their investment. Investors who need to be able to liquidate their investment with certainty should not invest their funds in the Securities.

There is currently no public or private trading market for the Securities and as a result the Securities lack liquidity and transferability.

Because there is no public or private trading market for the Securities and no such market is expected to develop, the liquidity and transferability of the Securities will be adversely affected. The Securities cannot be sold unless they are registered under the Securities Act or are exempt therefrom. There can be no assurances that we will ever register the Securities for resale under federal, state or foreign securities laws. Consequently, you may not be able to liquidate your Securities in the event of an emergency or for any other reason. Accordingly, this investment is designed for investors with no need for liquidity and who can afford to bear the risk of losing their entire investment.

The value of the Securities will fluctuate.

The value of the Convertible Note and the underlying Common Stock will fluctuate depending upon numerous factors, including without limitation, the success of our business, customer expansion, competitive developments, our ability to adapt to changing conditions and technology, changes in laws, the cost of keeping current with new technology and methods, inflation, recession, labor matters, including the departure or addition of key personnel to our management team, acts of god and other factors.

You are not entitled to rely on other information.

In making the decision to purchase the Securities, an investor may consider information and materials not included this Agreement. We have not authorized the use of such information nor do we make any representation or warranty as to any such information or material, and no assurances can be given as to its accuracy or completeness. In addition, no assurances can be given to any subsequent purchaser of any of our securities that such information or material, if any, will be available, accurate, current or complete.

Investments in the Securities may have adverse tax consequences.

Investors are encouraged to contact their financial and tax advisors to determine the consequences, if any, of (i) their purchase of the Convertible Notes, and (ii) if the Convertible Notes are converted, their acquisition of Common Stock.

The members are subject to restrictions on transferability and there is a lack of public market for the Convertible Notes.

The Convertible Notes are subject to significant restrictions on resale and the Common Stock issuable upon conversion thereof are subject to significant

Common Stock issuable upon conversion thereof are subject to significant restrictions on transferability and resale and may not be transferred or resold except as permitted under the Operating Agreement, the Securities Act and applicable state securities laws pursuant to registration or exemption therefrom. Additionally, neither the Convertible Notes nor the Common Stock are registered under the Securities Act or qualified under the "Blue-Sky" laws of any state or jurisdiction, nor do we have any current intention to seek registration. Currently there is no trading market for the Convertible Notes or the Common Stock and as a result, all investors should assume the Convertible Notes and the Common Stock issuable upon conversion thereof are illiquid.

The purchase of the Convertible Notes is a speculative investment. Our goals are highly speculative and there is no assurance that we will be able to meet any of them.

Our ability to achieve our objectives may be determined by factors beyond our control and that cannot be predicted at this time. Consequently, there can be no assurance that our efforts to start and expand our business operations will prove to be sufficient to enable us to generate the funds require to operate our business. Investors who purchase the Convertible Notes should be aware that they may not earn a substantial return on their investment and may, in fact lose their investment entirely.

There can be no assurance that you will realize a return on your investment.

No assurance can be given that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read the Subscription Agreement to which these Risk Factors are attached and all other exhibits attached thereto carefully. Additionally, you should consult with your own personal legal and financial advisors prior to making any investment decision.

We can provide no assurances or certainty as to an investment in the Company being profitable.

There is no assurance that cash flow or profits will be generated by our investments. The lack of cash flow or profits will negatively affect our ability to meet our goals. Neither the Company nor any of its members or affiliates are obligated to provide the investors with a guarantee against a loss on their investment or negative cash flows, and neither the Company nor any of its members or affiliates have or intend to provide such a guarantee.

An investment in the Company may not qualify as an appropriate investment for retirement plans.

There are special considerations that apply to pension or profit sharing trusts or IRA's investing in our securities and thus you should consult with your financial and retirement plan advisors prior to investing any money from your retirement plan. If you are investing the assets of a Pension, Profit Sharing, 401(k), Keogh, or other qualified Retirement Plan, or the assets of an IRA in our Securities, you could incur liability or subject the plan to taxation if:

- your investment is not consistent with your fiduciary obligations under ERISA under the Internal Revenue Code;

- your investment is not made in accordance with the documents and instruments governing your plan or IRA, including your plans investment policy;

- your investment does not satisfy the prudence and diversification requirements of Section 40 (a) (1)(B) and 404 (A) (1)(C) of ERISA;

- your investment impairs the liquidity of the plan;

- your investment produces "unrelated business taxable income" for the plan or IRA;

- you will not be able to value the assets of the plan annually in accordance with ERISA requirements; or

- your investment creates a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

Our assets may be Plan Assets for ERISA purposes, which could subject us to additional restrictions on our ability to operate our business. ERISA and the Internal Revenue Code may apply what is known as the look-through rule to this investment.

Under the look-through rule, the assets of an entity in which a qualified plan or IRA has made an equity investment may constitute assets of the qualified plan or IRA. A fiduciary of a qualified plan or IRA should consult with its advisors and carefully consider the effect of that treatment if that were to occur. We may only accept less than 25% of the gross proceeds of the Offering from Qualified Plans and IRAs.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to

direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: We will still spend on marketing for growth, hiring as well as product expansion, however on a smaller scale. Focus on marketing for this smaller amount. 93.5% towards marketing. 6.5% towards Wefunder fees

If we raise: **$1,070,000**

Use of Proceeds: 33% marketing to accelerate early growth, 33% for hiring key personnel (marketing and sales teams) and 27.5 % in operations for inventory of releasing new new product lines. 6.5% Wefunder fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to

reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Convertible note with $10,000,000.00 valuation cap; 0.000% discount; 6.0% interest. See exact security attached as Appendix B, Investor Contracts.

Type of Security: Convertible Promissory Notes ("Notes").

Amount to be Offered: The goal of the raise is $50,000.00

Valuation Cap: $10,000,000.00

Discount Rate: 100%

Maturity Date: 24 months from the Effective Date.

Interest Rate: 6.0%. Interest shall commence with the date of the convertible note and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after the Maturity Date.

Early-Bird: Investors investing in the first $200,000.00, will receive a valuation cap of $8,000,000.00 and a discount of 0.000%.

Conversion and Repayment

(a) Conversion Upon Qualified Financing Conversion upon a Qualified Financing. In the event that the Company issues and sells its equity securities to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1000000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 1.0, and (ii) the quotient resulting from dividing $10000000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

(b) Conversion upon a Change of Control. If the Company consummates a Change of Control (as defined in the Convertible Note) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is

received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

(c) Procedure for Conversion. Procedure for Conversion. In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

(d) Interest Accrual. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

Senior Indebtedness

The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes, and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred stock - Series A preferred stock	12,500,000	0	No
Class B non-voting common stock	25,000,000	0	No
Class A common stock - voting common stock	75,000,000	50,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Preferred stock has some liquidation advantages, as described in all corporate official documents.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could

vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns. Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 100% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $10,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence

in the Company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	National Funding
Issue date	01/31/22
Amount	$100,000.00
Outstanding principal plus interest	$600,000.00 as of 10/12/22
Interest rate	37.0% per annum
Maturity date	09/30/22
Current with payments	Yes

MCA / Debt - repaid as debt plus interest only

Loan

Lender	Headway capital
Issue date	01/31/22
Amount	$100,000.00
Outstanding principal plus interest	$90,000.00 as of 08/30/22
Interest rate	63.26% per annum
Maturity date	11/30/22
Current with payments	Yes

Merchant cash advance, paid monthly

Loan

Lender	Shopify capital
Issue date	02/28/22
Amount	$145,000.00
Outstanding principal plus interest	$75,000.00 as of 10/11/22
Interest rate	14.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Debt / MCA loan as shown in subsequent events of financials.

Loan

Lender	Park National Bank
Issue date	03/31/22
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 08/30/22
Interest rate	3.25% per annum
Maturity date	12/31/22
Current with payments	Yes

Interest only line of credit at bank.

Loan

Lender	Clearco
Issue date	04/30/22
Amount	$125,000.00
Outstanding principal plus interest	$80,000.00 as of 10/11/22
Interest rate	15.0% per annum
Maturity date	09/30/22
Current with payments	Yes

MCA / daily payments

Loan

Lender	Skyinance
Issue date	05/31/22
Amount	$150,000.00
Outstanding principal plus interest	$140,000.00 as of 08/30/22
Interest rate	21.0% per annum
Maturity date	12/31/22
Current with payments	Yes

MCA / Weekly payments

Loan

Lender	Skyinance

Issue date	06/30/22
Amount	$100,000.00
Outstanding principal plus interest	$94,000.00 as of 10/11/22
Interest rate	5.0% per annum
Maturity date	12/31/22
Current with payments	Yes

MCA merchant cash advance paid weekly basis

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds

No exempt offerings.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26. The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We sell plant based milk makers for home use and rolling out a subscription model for health related nut blends. We sell primarily direct to consumer through our website and Amazon along with

Exiting at $1BN valuation.

Milestones

Nutr, Inc. was incorporated in the State of Delaware in April 2022.

Since then, we have:

- Machine can make any type of milk, including soy & rice milk
- $2.7MM in sales in 12 months (over 17K Nutr Machines sold)
- Contracts signed with several nationwide retailers, including Best Buy, Nordstrom, and Macys
- $9B bottom-up TAM
- Developed proprietary vitamin & mineral powders--launching in Sept 2022
- Founders have combined 20+ years of tech and engineering experience

Historical Results of Operations

Our company was organized in April 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended August 18, 2022, the Company had revenues of $783,046. Our gross margin was 66.33%.
- *Assets*. As of August 18, 2022, the Company had total assets of $427,640, including $100,352 in cash.
- *Net Income*. The Company has had net income of $53,956 for 2022.
- *Liabilities*. The Company's liabilities totaled $384,602 for 2022.

Liquidity & Capital Resources

To-date, the company has been financed with $970,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Nutr, Inc. cash in hand is $100,000, as of August 2022. Over the last three months, revenues have averaged $422,000/month, cost of goods sold has averaged $96,500/month, and operational expenses have averaged $400,000/month, for an average burn rate of $74,500 per month. Our intent is to be profitable in 12 months.

No, all defined in the review. We do not have any other items to report for our 2022 financials.

We expect our revenues to grow to reach $10MM in the next 6 months. We are working on capital, marketing as well as supply chain efficiencies to drive down our expenses along with expanding our product lines. We have been generating revenue from day one and expect to be showing our path to profitability over the next 6 months.

We have a small cash burn at this time. However we are profitable on every unit at the unit economics level. With our fast growth, once we are able to better forecast, plan out inventory and have stronger financing in place we will be able to realize better capital efficiencies, large supply chain, marketing efficiencies (brining people in house along with better AD spend allocations).

We have additional bank lines of credit along with other Angel group and VC funding in process on the same convertible note terms.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28. The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jing Long, certify that:

(1) the financial statements of Nutr, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Nutr, Inc. included in this Form reflects accurately the information reported on the tax return for Nutr, Inc. filed for the most recently completed fiscal year.

Jing Long
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://thenutr.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Nutr Convertible Promissory Note
- SPV Subscription Agreement
- Nutr Convertible Promissory Note

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Dane Allan Turk
- Jing Long

Appendix E: Supporting Documents

- ttw_communications_110968_205514.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Nutr Convertible Promissory Note
- SPV Subscription Agreement
- Nutr Convertible Promissory Note

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Dane Allan Turk
- Jing Long

Appendix E: Supporting Documents

ttw_communications_110968_205514.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Nutr, Inc.

By

Jing (Alicia) Long

Co-Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Dane Allan Turk

Cofounder and CTO

10/12/2022

Jing (Alicia) Long

Co-Founder and CEO

10/12/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.